

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 2, 2017

Via E-mail
Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, Texas 75038

> **Re:** **CorePoint Lodging Inc.**
> **Amendment No. 1 to Form 10**
> **Filed September 7, 2017**
> **File No. 001-38168**

Dear Mr. Chloupek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Unaudited Pro Forma Consolidated Financial Statements, page 91

1. We note your response to comment 5 and that you will update the pro forma financial statements for the debt refinancing. Please clarify for us if such pro forma adjustments will result in the pro forma financial statements reflecting only the portion of the refinanced debt that will be carried by CorePoint Lodging, or all the refinanced debt, including the portion that will be carried by New La Quinta after the spin transaction. We may have further comment.

Note 3: Spin-off Adjustments, page 98

2. We note your adjustment (f) and your revisions to page 150 related to your franchise agreement fees. Please confirm for us that your adjustment for incremental royalty fees

will reflect all the fees noted in the paragraph labeled 'Fees' on page 150. Alternatively, tell us how you determined it is not necessary to reflect all such fees in your pro forma financial statements.

Financial Statements for CorePoint Lodging Inc.

Note 3 – Commitments and Contingencies

Organization costs and registration expenses, page F-4

3. We note your response to comment 17; specifically, you state you have no intent or obligation to reimburse La Quinta for any of these expenses. Based on your footnote disclosure, it appears that such costs will become a liability upon effectiveness. Please revise or advise.

Financial Statements for La Quinta Holdings Inc.

General

4. We note your response to comment 18 and your statement that Schedule III is not required for La Quinta Holdings Inc.'s registration statements or Form 10-Ks, but will be required for future filings of CorePoint Lodging Inc. Please tell us how you determined it was unnecessary to provide a Schedule III in the current Form 10 filed by CorePoint Lodging Inc.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Edgar Lewandowski, Esq.